December 21, 2005
Via EDGAR and

Facsimile (202) 772-9368
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re.	Horizon Offshore, Inc. Registration Statement on Form S-3 Filed August 17, 2005 File No. 333-127640
Ladies and Gentlemen:
     Horizon Offshore, Inc. (the “Company”) hereby requests the withdrawal of the captioned Registration Statement in accordance with Rule 477(a) under the Securities Act of 1933, as amended. In light of ongoing correspondence between the Company and the Division of Corporation Finance, the Company will not be in a position to proceed with any securities offering pursuant to this Registration Statement. Accordingly, no shares of the Company’s common stock have been or will be sold with respect thereto.
     Thank you for your assistance in this matter. If you have any questions regarding the this withdrawal request, please contact William B. Masters of Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P. at (504) 582-8278.

Very truly yours,
HORIZON OFFSHORE, INC.
By:	/s/ William B. Gibbens, III

William B. Gibbens,III Executive Vice President and General Counsel